FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2003

CHINESEWORLDNET COM INC

(Translation of registrant's name into English)

620-1090 West Pender St. Vancouver, BC, Canada V6E 2N7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

 EXHIBITS

Exhibit 1

Annual Financial Statements for the year ended December 31, 2003

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Financial Statements

(Expressed in U.S. Dollars)

December 31, 2002 and 2001

Index

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.                                                          F1

MOORE STEPHENS ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1 st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: genarldelivery@ellisfoster.com

Website: www.ellisfoster.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES

We have audited the consolidated balance sheets of ChineseWorldNet.com Inc. and subsidiaries ("the Company") as at December 31, 2002 and 2001, the related consolidated statements of stockholders' equity, operations and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada February 18, 2003	"MOORE STEPHENS ELLIS FOSTER LTD." Chartered Accountants

F2

MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2002 and 2001
(Expressed in U.S. Dollars)
	2002	2001

ASSETS

Current
Cash and cash equivalents	$286,939	$519,334
Available for sales securities	1,912	170
Accounts receivable	35,236	51,499
Income taxes recoverable	-	884
Prepaid expenses and deposits	8,156	6,123

Total current assets	332,243	578,010

Investment in Technology City Holdings Limited	1	100,000

Fixed assets	24,620	30,078

Total assets	$356,864	$708,088

LIABILITIES

Current
Accounts payable and accrued liabilities	$37,491	$45,645
Due to related parties, non-interest bearing	52,110	36,776
Deferred revenue	22,777	14,872

Total current liabilities	112,378	97,293

STOCKHOLDERS' EQUITY

Share capital
Authorized:
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding:
8,000,000 common shares	8,000	8,000

Additional paid-in capital	1,125,826	1,124,947

Accumulated other comprehensive income	6,357	5,855

(Deficit)	(895,697)	(528,007)

Total stockholders' equity	244,486	610,795

Total liabilities and stockholders' equity	$356,864	$708,088

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                    F3

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001							Page 1 of 2
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2000	6,000,000	$6,000	$1,095,961	$-	$(336,867)	$651	$765,745

Issued 2,000,000 common shares
(previously allotted) on February 5, 2001	2,000,000	2,000	(2,000)	-	-	-	-

Forgiveness of consulting fees owed to
a company related to a director and
significant shareholder	-	-	30,000	-	-	-	30,000

Imputed interest on amounts due to
related parties			986	-	-	-	986

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(191,140)	(191,140)	-	(191,140)
- foreign currency translation adjustment	-	-	-	5,773	-	5,773	5,773
- change in net unrealized loss on available
for sale securities	-	-	-	(569)	-	(569)	(569)

Comprehensive income (loss)				$(185,936)

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947		$(528,007)	$5,855	$610,795

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                                    F4

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001							Page 2 of 2
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947	$-	$(528,007)	$5,855	$610,795

Imputed interest on amounts due to
related parties	-	-	879	-	-	-	879

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(367,690)	(367,690)	-	(367,690)
- foreign currency translation adjustment	-	-	-	532	-	532	532
- change in net unrealized loss on available
for sale securities	-	-	-	(30)	-	(30)	(30)

Comprehensive income (loss)				$(367,188)

Balance, December 31, 2002	8,000,000	$8,000	$1,125,826		$(895,697)	$6,357	$244,486

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                            F5

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2002 and 2001
(Expressed in U.S. Dollars)

	2002	2001

Revenue	$234,716	$338,237

Expenses
Advertising and promotion	16,596	42,807
Audit and legal	17,995	40,012
Consulting fees	18,000	12,000
Depreciation	8,758	9,385
Interest (non-cash imputed interest - related parties)	879	986
Office and miscellaneous	23,447	31,964
Printing	63,127	14,924
Provision for bad and doubtful debts	16,988	28,380
Rent and operating	34,603	51,360
Salaries and benefits	283,521	288,499
Telephone	6,790	17,150
Travel and entertainment	15,059	13,912

	505,763	551,379

Other income (loss)
Interest and sundry income	6,124	30,704
Write down of investment	(99,999)	-
Foreign exchange loss and other losses	(2,768)	(8,702)

	(96,643)	22,002

Net (loss) for the year	$(367,690)	$(191,140)

(Loss) per share - basic and diluted	$(0.05)	$(0.02)

Weighted average number of
common shares outstanding - basic and diluted	8,000,000	7,808,219

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                        F6

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2001
(Expressed in U.S. Dollars)

	2002	2001

Cash flows from (used in) operating activities
Net (loss) for the year	$(367,690)	$(161,140)
Adjustment to reconcile net (loss) to net cash used in
operating activities:
- depreciation	8,758	9,385
- consulting fees	-	(18,000)
- provision for bad and doubtful debts	16,988	28,380
- interest (imputed) - related parties	879	986
- foreign exchange loss and other losses	458	8,011
- write down of investment	99,999	-
Changes in assets and liabilities
- accounts receivable	(134)	(71,979)
- prepaid expenses and deposits	(1,964)	(2,072)
- accounts payable and accrued liabilities	(10,283)	27,091
- income taxes	897	(909)
- deferred revenue	7,789	(2,563)

	(244,303)	(182,810)

Cash flows from (used in) financing activities
Repayment to related parties	15,104	(1,921)

Cash flows from (used in) investing activities
Purchase of fixed assets	(3,098)	(13,532)
Proceeds on disposal of fixed assets	39	-
Purchase of available for sales securities	-	(760)

	(3,059)	(14,292)

Foreign exchange (loss) on cash held in foreign currency	(137)	(2,284)

Decrease in cash and cash equivalents	(232,395)	(201,307)

Cash and cash equivalents, beginning of year	519,334	720,641

Cash and cash equivalents, end of year	$286,939	$519,334

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                                F7

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

1. Nature of Operations

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. ("NAI"), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com (HK) Limited incorporated under the laws of Hong Kong.

The Company's business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminar, financial newspaper, investment handbook and website contest event. These services are considered as one segment based upon the Company's organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

2. Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fixed Assets

Fixed assets are stated at cost, net of accumulated amortization.

Amortization is provided in the declining-balance basis on fixed assets over the expected useful lives of the assets at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Computer software	100%

MOORE STEPHENS ELLIS FOSTER LTD.                                                            F8

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies (continued)

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(e) Foreign Currency Transactions

The parent company and NAI maintain their accounting records in their functional currencies (i.e., U.S. dollars and Canadian dollars, respectively). They translate foreign currency transactions into their functional currency in the following manner.

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(f) Foreign Currency Translations

Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) is translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

(g) Advertising Expenses

The Company expensed advertising costs as incurred. Advertising expense for the year ended December 31, 2002 and 2001 were approximately $16,596 and $42,807 respectively.

(h) Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

MOORE STEPHENS ELLIS FOSTER LTD.                                                        F9

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies

(i) Comprehensive Income    (continued)

The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

(j) Financial Instruments and Concentration of Risks

Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

It is not practical to determine the fair value of amount due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The carrying value of cash and cash equivalents, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements. The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. At December 31, 2002, the Company had cash on deposit of $231,802 (2001 - $506,205) in excess of insured limits. However, the Company does not anticipate non-performance.

Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

(k) Available for Sale Securities

All of the Company's marketable securities are classified as available for sale securities. Available for sale securities is recorded at market value. Unrealized holding gains and losses on available for sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders' equity until realized.

MOORE STEPHENS ELLIS FOSTER LTD.                                                        F10

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies  (continued)

(l) Revenue Recognition

Revenue includes fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company's Chinese financial newspaper, sponsorship fees from investment seminar and website contest event. All these revenues are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. Fees from banner advertisements and web page hosting are recognized ratably over the period of services provided to customers, which is typically six (6) months.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material effect on the financial position or result of operations of the Company.

(m)  Long-Lived Assets Impairment

Effective January 1, 2002, certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. If impairment is deemed to exist, the assets will be written down to fair value. Prior to January 1, 2002, the Company evaluated long-term assets of the Company in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

The Company has an investment in a non-publicly company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. This investment is carried at cost. The Company monitors this investment for impairment, and makes appropriate reductions in carrying value when necessary.

MOORE STEPHENS ELLIS FOSTER LTD.                                            F11

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies (continued)

(n) Stock-based Compensation

 The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

 (o) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted SFAS No. 128, Earnings Per Share. Diluted loss per share is equal to the basic loss per share.

(p) Accounts Receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a consistent basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectable if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectable amount is written off against the allowance.

(q) Deferred Revenues

The Company defers revenue over the service period per contract agreement and in case of subscriptions, over the subscription period.

MOORE STEPHENS ELLIS FOSTER LTD.                                                     F12

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies (continued)

(r) New Accounting Pronouncements

In April 2002, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard No. 145 (SFAS 145), Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections . The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS 145 will not have an impact on the Company's financial statements.

In July 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities, requiring that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 will not have an impact on the Company's financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation -Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods for voluntary transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financials statements. The provisions of SFAS 148 are effective in fiscal years beginning after December 15, 2002. The Company is currently evaluating the provisions of SFAS 148 but expects that they will not have a material adverse impact on its consolidated financial statements upon adoption since it has not adopted the fair value method.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will have no impact on the Company's financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.                                                F13

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(r) New Accounting Pronouncements (continued)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51." This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 will have on the financial statements.

3. Available for Sale Securities

Available for sale securities consists of available-for-sale securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost	gains	losses	losses	value

January 1, 2001	$-	$-	$-	$-	$-
Change during the year	739		(569)	(569)	170

December 31, 2001	739	-	(569)	(569)	170
Change during the year	1,722	117	(147)	(30)	1,742

December 31, 2002	$2,511	$117	$(716)	$(599)	$1,912

4. Accounts Receivable

	2002	2001

Trade receivable	$68,476	$77,822
Allowance for doubtful accounts	(33,240)	(27,598)

	35,236	50,224
Other receivable	-	1,275

	$35,236	$51,499

MOORE STEPHENS ELLIS FOSTER LTD.                                                                F14

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

5. Fixed Assets

		2002		2001

		Accumulated	Net book	Net book
	Cost	amortization	value	value

Furniture and fixtures	$11,791	$4,437	$7,354	$7,516
Computer equipment	38,935	21,669	17,266	22,562
Computer software	118	118	-	-

Total	$50,844	$26,224	$24,620	$30,078

6. Investment in Technology City Holdings Limited

The Company subscribed 100,000 shares with a par value of $1 each for $100,000 in a private company which was incorporated in the British Virgin Islands operating a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. The Company periodically reviews its investment for fair value to determine if the decline in value from cost is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value.

As at December 31, 2002, the recovery of the investment in relations to the future projected cash flows from the investment in Technology City Holdings Limited is doubtful and there is no market available to liquidate the above noted subscribed shares. Therefore, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company wrote down the investment to the nominal value of $1.

MOORE STEPHENS ELLIS FOSTER LTD.                                                                F15

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(Expressed in U.S. Dollars)

7.	Income Taxes

	(a)	Reconciliation of the applicable income tax rate (45%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

			2002	2001

		Income tax (benefit) at the applicable rate	$(105,000)	$(72,500)
		Adjustment resulting from:
		- non-taxable income	-	(2,900)
		- non-deductible loss	-	500
		- unused tax loss carryforward	105,000	74,900

			$-	$-

	(b)	The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

			2002	2001

		Estimated tax loss carryforward	$192,600	$83,000
		Less: Valuation allowance	(192,600)	(83,000)
			$-	$-

	(c)	The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $428,000, which will expire commencing 2003 to 2009.

8.	Non-Cash Activities

	During the fiscal year 2002, the Company received available-for-sales securities to settle
	debt from one of its customers for $1,764.

9. Related Party Transactions

(a)  The Company accrued $18,000 in consulting fees to a company related to a director of the Company in the 2002 fiscal year. $12,000 was accrued in the 2001 fiscal year.

(b) The Company accrued imputed interest of $879 at an interest rate of 4% per annum on the amounts due to a stockholder and a director. $986 was accrued at an interest rate of 4% per annum in the 2001 fiscal year.

MOORE STEPHENS ELLIS FOSTER LTD.                                                            F16

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

10.  Commitments
The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

2003	$27,375
2004	5,613
2005	4,210

$37,198

11. Reclassification
Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

MOORE STEPHENS ELLIS FOSTER LTD.                                                     F17

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINESEWORLDNET.COM

(Registrant)

By:/s/ Joe Tai

(Signature)

Joe Tai, President

Date: April 3, 2003